Exhibit 99.(m)

AMERICAN BEACON SELECT FUNDS

DISTRIBUTION PLAN

WHEREAS, the American Beacon Select Funds (the “Trust”) is registered under the Investment Company Act of 1940, as amended (“1940 Act”), as an open-end management investment company; and

WHEREAS, the Trust, on behalf of one or more designated portfolios presently existing or hereafter established (hereinafter referred to as “Funds”), desires to adopt a distribution plan pursuant to Rule 12b-1 under the 1940 Act and the Board of Trustees of the Trust (“Board”) has determined that there is a reasonable likelihood that adoption of said plan will benefit the Funds and their shareholders; and

WHEREAS, the Trust retains a registered broker-dealer (“Distributor”) as distributor of the securities of which it is the issuer;

NOW, THEREFORE, the Trust, on behalf of each Fund, hereby adopts this Distribution Plan (the “Plan”) in accordance with Rule 12b-1 on the following terms and conditions:

1. Subject to the limitations of applicable law and regulations, including rules of the Financial Industry Regulatory Authority, Inc., each Fund listed on Schedule A of this Plan, as such schedule may be amended from time to time, is authorized to pay, directly or indirectly, to the Distributor, American Beacon Advisors, Inc. (“AmBeacon”) and/or to any other entities as approved by the Board (“Payees”), as compensation for selling shares and/or providing services to shareholders, aggregate distribution and/or shareholder services fees at an annualized rate of up to the rate specified for that Fund on Schedule A in accordance with the conditions of approval set forth herein. Such fees shall be calculated and accrued daily and paid either monthly, quarterly, or at such other intervals as shall be determined or ratified by the Board. The distribution and/or shareholder service fees shall be payable by a Fund regardless of whether those fees exceed or are less than the actual expenses incurred by the Payee(s) with respect to such Fund during the relevant 12-month period.

2. Any Payee may spend such amounts as it deems appropriate on any activities or expenses primarily intended to result in or relate to the sale and/or retention of Fund shares and the servicing of Fund shareholders, including, but not limited to, (a) compensation paid to registered representatives of the Distributor and/or to participating dealers or to any other persons that have entered into agreements with the Distributor, (b) salaries and other expenses of the Distributor or other party relating to selling or servicing efforts, (c) expenses of organizing and conducting sales seminars, educational events, printing of prospectuses, statements of additional information and reports for other than existing shareholders, (d) preparation and distribution of advertising materials and sales literature and other sales promotion expenses, and/or (e) ongoing services to shareholders of a Fund.

3. This Plan shall not take effect with respect to a Fund unless it first has been approved, together with any related agreements (as defined below), by votes of a majority of both (a) the Board and (b) those Trustees of the Trust who are not “interested persons” of the Trust and have no direct or indirect financial interest in the operation of this Plan or any agreements related thereto (“Independent Trustees”), cast in person to the extent required by the 1940 Act at a meeting (or meetings) called for the purpose of voting on such approval.

4. After approval as set forth in paragraph 3, this Plan shall continue in full force and effect with respect to a Fund for more than one year after it takes effect for such Fund only for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 3.

5. Any Payee shall provide to the Board, and the Board shall review, at least quarterly in each year that this Plan remains in effect, a written report of the amounts expended and the purposes for which such expenditures were made to the extent required by applicable law.

6. Nothing in this Plan shall operate or be construed to limit the extent to which the Fund’s investment adviser or any other person, other than the Fund, may incur costs and bear expenses associated with the distribution of shares of beneficial interest in a Fund. The Fund’s investment adviser and other parties may from time to time make payments to third parties out of their advisory or other fee, including payments for fees for shareholder servicing and transfer agency functions. If such payments are deemed to be indirect financing of an activity primarily intended to result in the sale of shares issued by a Fund within the context of Rule 12b-1 under the 1940 Act, such payments shall be authorized by this Plan.

7. Notwithstanding any other provision, a Fund may not compensate a broker-dealer for any sale or distribution of the Fund’s shares by directing to the broker-dealer (a) portfolio transactions or (b) any remuneration, including but not limited to any commissions, mark-ups, mark-downs or the like.

8. Any agreement related to the Plan (“related agreement”) shall be in writing and shall provide: (a) that such agreement may be terminated at any time as to a Fund, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities of the Fund, on not more than sixty (60) days’ written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

9. This Plan may be terminated with respect to a Fund at any time by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities of such Fund. The termination of the Plan with respect to any Fund shall not affect the continuance of the Plan with respect to any other Fund.

10. This Plan may not be amended to increase materially the amount of fees to be paid by any Fund unless such amendment is approved by a vote of a majority of the outstanding voting securities of that Fund. Any material amendment to the Plan may not be made unless such amendment is approved in the manner provided for approval in paragraph 3 hereof.

11. While this Plan is in effect, the Board shall satisfy the fund governance standards as defined in Rule 0-1(a)(7) under the 1940 Act to the extent applicable.

12. As used in this Plan, the terms “majority of the outstanding voting securities” and “interested person” shall have the same meaning as those terms have in the 1940 Act.

13. The Trust shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made pursuant to paragraph 5 hereof for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.

14. If any provision of this Plan shall be held or made invalid, the remainder of the Plan shall not be affected thereby.

15. It is understood and expressly stipulated that neither the holders of shares of any Fund nor any Trustee, officer, agent or employee of the Trust shall be personally liable hereunder, nor shall any resort be had to other private property for the satisfaction of any claim or obligation hereunder, but the Trust only shall be liable.

Date: August 7, 2023

AMERICAN BEACON SELECT FUNDS

DISTRIBUTION PLAN

SCHEDULE A

As noted in Paragraph 1 of the attached Plan, the following Fund(s) has adopted the American Beacon Select Funds Distribution Plan:

Series	Distribution Fee (As a Percentage of Average Daily Net Assets of the Fund)
American Beacon AHL Trend ETF	0.25%
American Beacon Red States Muni ETF	0.25%
American Beacon Blue States Muni ETF	0.25%

Dated: August 7, 2023.